FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC'S PRIVATE BANKING OPERATIONS IN ITALY

TO BE ACQUIRED BY BANCA PROFILO

HSBC and Banca Profilo SpA have signed a preliminary contract for Banca Profilo to acquire HSBC Bank plc's private banking operations in Italy for a consideration of EUR10.8 million.

The agreement covers the sale by HSBC of its Italian private banking company, Societa di Gestione del Risparmio, as well as its custodial services unit, private client funds and assets of the bank's commercial lending unit in Italy.

The private banking operations to be transferred to Banca Profilo include approximately EUR866 million of client funds (including EUR582 million of assets under management) and EUR172 million of client lending. HSBC will continue to support clients following the transfer where they wish to retain access to the Group's international network, products and services.

The final sale agreement will require authorisation by Banca d'Italia, in accordance with the requirement of laws 287/90 and 385/93.

Sandro Capotosti, Chairman and CEO of Banca Profilo, remarked: "This transaction will significantly develop our private banking activities. Banca Profilo looks forward to maintaining the professional service which these clients demand."

In Italy, HSBC will continue to offer its existing range of corporate banking, corporate finance, asset management, trade finance, treasury and capital markets services.

Alessandro Baroni, Chief Executive, HSBC Italy, said: "This sale concludes our strategy of disposing of our onshore private banking activities in Italy where it has proved difficult for us, especially in current market conditions, to generate the necessary economies of scale. HSBC's international network remains available as necessary to support the needs of Banca Profilo's prospective and existing private banking clients."

Notes to editors:

1. Banca Profilo

Banca Profilo is an investment bank specialising in private banking and capital markets with offices in Milan, Rome, Genoa, Reggio Emilia, Pordenone, Turin, Ferrara, Forli, Piacenza, Brescia, Pistoia and Lugano. Founded in 1988 as a finance company, Profilo developed into a bank in 1995. Banca Profilo's shareholding structure comprises: Profilo Holding SpA 27.7 per cent, Capital Investment Trust SpA 18.9 per cent, Assicurazioni Generali SpA 5.4 per cent, Premafin Holding Finanziaria SpA (SAI) 4.8 per cent, and other shareholders 3.1 per cent.

2. HSBC Holdings plc

With over 9,500 offices in 80 countries and territories, more than 215,000 employees and assets of US$759 billion at 31 December 2002, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: July 10, 2003